UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Unity Biotechnology, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

91381U 101

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages.

CUSIP No. 91381U 101	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Nathaniel E. David
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,305,774 shares
	6.	Shared Voting Power -0- shares
	7.	Sole Dispositive Power 2,305,774 shares
	8.	Shared Dispositive Power -0- shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,305,774 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.44%
12.	Type of Reporting Person IN

Page 2 of 5 pages.

Item 1.

(a)	Name of Issuer:

Unity Biotechnology, Inc. (“Unity”)

(b)	Address of Issuer’s Principal Executive Offices:

3280 Bayshore Boulevard

Brisbane, CA 94005

Item 2.

(a)	Name of Persons Filing:

Nathaniel E. David

(b)	Address of Principal Business Office:

The principal business office for all persons filing is:

c/o Unity Biotechnology, Inc.

3280 Bayshore Boulevard

Brisbane, CA 94005

(c)	Citizenship:

Nathaniel E. David is a U.S. citizen.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

91381U 101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Nathaniel E. David: 2,305,774 shares

Page 3 of 5 pages.

(b)	Percent of Class:

Nathaniel E. David: 5.44%

The percentage for Mr. David is calculated using a denominator of 42,322,562 outstanding shares as of October 31, 2018 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, plus 27,118 shares that could be acquired within 60 days of December 31, 2018.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 2,305,774

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 2,305,774

(iv)	Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Page 4 of 5 pages.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Nathaniel E. David
Dated: February 12, 2019	Nathaniel E. David

Page 5 of 5 pages.